Mail Stop 3561

June 16, 2008

Arlen Henock
Chief Financial Officer
Proliance International, Inc.
100 Gando Drive
New Haven, CT 06513

> **Re:** **Proliance International, Inc.**
> **File No. 001-13894**
> **Form 10-K: For the fiscal year ended December 31, 2007**
> **Form 10-Q: For the quarterly period ended March 31, 2008**
> **Form 8-K dated May 12, 2008**

Dear Mr. Henock:

    We have reviewed your May 23, 2008 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Note 9 – Debt

New Credit Agreement, page 51

1. Please refer to your response to our prior comment number 5.   In regard to the term loan, it is not clear to us why it is appropriate to use the default interest rate in determining the cash flows existing before the second amendment. In this regard, we note that a premium was applied to your interest rate in connection with specific events of default. However, the default rate does not reflect the

"typical" interest rate charged against your borrowings prior to the second amendment. In addition, the Second Amendment to your Credit Agreement eliminated the default premium. Please explain to us the consideration given to instruction 4 of the guidance "to be used to calculate the present value of the cash flows for purposes of applying the 10 percent test" under EITF 96-19, when determining the cash flows associated with the term loan prior to the second amendment. Additionally, please perform for us an analysis under EITF 96-19, with regard to the term loan, which calculates the associated cash flows prior to the second amendment based upon an interest rate that is exclusive of the default premium. As part of your response, tell us the result of your revised analysis.

2. In addition, we note that your treatment of the costs associated with the warrants issued to Silver Point, LLC ("Silver Point") does not appear to be consistent with your conclusion that the changes to the terms of your credit agreement should be accounted for as a loan modification. In this regard, we note that Silver Point appears to be the administrative agent and lead arranger for your credit agreement, but not a creditor (i.e. lender). Pursuant to EITF 96-19, costs that are incurred with third parties, and relate directly to the exchange or modification of a credit agreement that is not accounted for in the same manner as a debt extinguishment, should be expensed as incurred. Please confirm to us that all fees associated with the modifications to your credit agreement have been accounted for appropriately. In this regard, tell us whether or not your financial statements for the interim period ended March 31, 2008 need to be revised with respect to the appropriate treatment of the cost of the warrants associated with the term loan. If so, please provide us with the details of the revisions to be made.

Form 10-Q: For the quarterly period ended March 31, 2008

Item 1. Financial Statements

Condensed Consolidated Statements of Cash Flows, page 5

3. We note that $(20,586) has been characterized as "other" in your disclosure of cash flows from operating activities for the three months ended March 31, 2008. Please explain to us and disclose what makes up this amount. Consider whether additional line items should be presented within cash flows from operating activities for material individual items that are currently aggregated within "other."

Notes to Condensed Consolidated Financial Statements

Note 2 – Southaven Event and Related Liquidity Issues, page 6

4. We note that you have included a $1.6 million gain on the disposal of racking in selling, general administrative expenses -- as your insurance recovery was in

excess of the damaged assets net book value. Please tell us the consideration given to paragraph 4 of FIN 30 and paragraphs 19 through 24 of APB 30 in determining whether or not such amount and other amounts related to the Southaven Event should be reported as an extraordinary item. Tell us the factors considered in arriving at your conclusion.

Form 8-K dated May 12, 2008

Exhibit 99.1

Non-GAAP Measures

5. We have reviewed your response to our prior comment number 10, as well as your Form 8-K furnished on May 12, 2008. However, we do not believe that you have fully addressed the concerns in our prior comment number 10. Based upon your response and expanded disclosure, we do not believe that you have adequately described the substantive reasons why you believe your non-GAAP financial measure provides useful information to investors. In this regard, please expand your disclosure to discuss why and how you believe that "Adjusted EBITDA" provides the marketplace with additional information useful in evaluating the your financial performance. Further, discuss why each material adjustment made to net income in order to arrive to your non-GAAP measure (i) should not be considered or (ii) should be given special consideration when evaluating your performance. Please provide a sample of your revised disclosure as part of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

      In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

      You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309
with any questions. You may also contact me at 202-551-3812.

                        Sincerely,

                        Michael Fay
                        Branch Chief